Reed Smith LLP
599 Lexington Avenue
New York, NY 10022-7650
+1 212 521 5400
Fax +1 212 521 5450
 reedsmith.com

May 27, 2015

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler, Assistant Director

Re:	Homeowners of America Holding Corporation
             Post-Effective Amendment No. 3 to Registration Statement on Form S-1
             Filed April 30, 2015
             File No. 333-189686

Dear Mr. Riedler:

On behalf of our client, Homeowners of America Holding Corporation., a Delaware corporation (the "Company"), we hereby provide responses to comments (the "Comments) of the staff of the U.S. Securities and Exchange Commission (the "Staff") issued in a letter dated May 7, 2015 (the "Staff's Letter") regarding the Company's above-referenced Post-Effective Amendment No. 3 to Registration Statement on Form S-1, as filed with the U.S. Securities and Exchange Commission (the "Commission") on April 30, 2015 (the "Registration Statement"). Following this submission, we will file on the EDGAR system a complete copy of Post-Effective Amendment No. 4 to Registration Statement on Form S-1 ("Amendment No. 4") reflecting the responses of the Company below.
In order to facilitate your review, the Comments in the Staff's Letter were set forth below in bold font, and our response follows each Comment.  In our response, page number references are to the Registration Statement. Terms used but not defined herein have the respective meanings assigned thereto in the Registration Statement.
General

1. We are currently processing your pending request for confidential treatment. Please be advised that we will not be in a position to declare this registration statement effective until we resolve all issues concerning the confidential treatment request.

Response to Comment No. 1
The Company respectfully acknowledges that the Company's request for confidential treatment (File No. 333-189686; CF#32329) has been granted pursuant to that certain Order Granting Confidential Treatment dated May 14, 2015.

Information Incorporated by Reference, page 21

2. Please incorporate by reference the Current Report on Form 8-K filed on February 19, 2015 and, if not yet filed, any other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act or proxy or information statements filed pursuant to Section 14 of the Exchange Act since the end of your last fiscal year.

Response to Comment No. 2
The Company respectfully acknowledges the Staff's comment and will in Amendment No. 4 incorporate by reference the following reports:
• Current Report on Form 8-K filed with the SEC on February 19, 2015;
• Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 27, 2015; and
• Quartery Report on Form 10-Q for the quarterly period ended March 31, 2015, filed with the SEC on May 14, 2015.
The company has authorized me to acknowledge on its behalf that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0379.
Sincerely,

/s/ William N. Haddad
William N. Haddad